Exhibit 99.1

PRESS RELEASE

Gracell Biotechnologies Signs Agreement with Lonza to Manufacture Gracell’s FasTCAR Product Candidates in the U.S.

The collaboration will help Gracell leverage Lonza’s worldwide integrated services and expertise in CAR-T cell therapy manufacturing

SUZHOU, China and PALO ALTO, California, March. 31, 2021 /PRNewswire/— Gracell Biotechnologies Inc. (NASDAQ:GRCL)(“Gracell”), a global clinical-stage biopharmaceutical company dedicated to discovering and developing highly efficacious and affordable cell therapies for the treatment of cancer, today announced that the company has entered into a Manufacturing Service Agreement (MSA) with Lonza (SIX:LONN) for clinical manufacturing of Gracell’s FasTCAR-enabled CAR-T cell product candidates in the U.S.

Gracell is advancing its innovative CAR-T pipeline globally for difficult-to-treat cancers, including its lead program for GC012F, a BCMA/CD19 dual-targeting CAR-T therapy for multiple myeloma. This autologous CAR-T product candidate is manufactured on Gracell’s proprietary FasTCAR technology platform, which significantly reduces the manufacturing time from an industry norm of two to six weeks down to next day. Gracell will leverage Lonza’s integrated services in CAR-T manufacturing and establish state of the art cGMP process, a critical component of Gracell’s IND enabling clinical development programs.

“Gracell has developed some highly innovative CAR-T manufacturing platforms, including our FasTCAR platform enabling next day manufacturing of autologous CAR-T products. With Lonza’s experience in CAR-T therapy manufacturing and excellent reputation, they are an ideal strategic collaborator for advancing our pioneering, proprietary FasTCAR platform globally,” stated Dr. William Wei Cao, Chief Executive Officer of Gracell. Dr. Martina Sersch, M.D., Chief Medical Officer of Gracell, added, “We are pleased to enter into this collaboration with Lonza and are currently building our international presence, including clinical operations to advance our product candidates and bring them to more patients globally. We are hoping to expand our programs in close collaboration with Lonza’s capabilities. In addition, we look forward to a strategic relationship with Lonza to support IND-filing and clinical manufacturing in the U.S.”

About FasTCAR

CAR-T cells manufactured on Gracell’s proprietary FasTCAR platform appear younger, less exhausted and show enhanced proliferation, persistence, bone marrow migration and tumor cell clearance activities as demonstrated in preclinical studies. With next day manufacturing, FasTCAR is able to significantly improve cell production efficiency which may result in meaningful cost savings, increasing the accessibility of cell therapies for cancer patients.

About Gracell

Gracell Biotechnologies Inc. (“Gracell”) is a global clinical-stage biopharmaceutical company dedicated to discovering and developing breakthrough cell therapies. Leveraging its pioneering FasTCAR and TruUCAR technology platforms, Gracell is developing a rich clinical-stage pipeline of multiple autologous and allogeneic product candidates with the potential to overcome major industry challenges that persist with conventional CAR-T therapies, including lengthy manufacturing time, suboptimal production quality, high therapy cost and lack of effective CAR-T therapies for solid tumors. For more information on Gracell, please visit www.gracellbio.com Follow @GracellBio on LinkedIn

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the clinical results of our product candidates, actions of regulatory agencies, which may affect the initiation, timing and progress of our clinical trials and marketing approval, our ability to achieve commercial success if any of our product candidates is approved, our ability to obtain and maintain protection of intellectual property for our product candidates and technology platforms, the future developments of the COVID-19 outbreaks, and other factors more fully discussed in the “Risk Factors” section of the final prospectus filed with the Securities and Exchange Commission (the “SEC”) and in any subsequent filings made by the Company with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and Gracell specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

Contacts

Gracell Biotechnologies

Media contact:

Marvin Tang

Marvin.tang@gracellbio.com

Investor contact:

Gracie Tong

Gracie.tong@gracellbio.com